June 18, 2019

Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer
Castor Maritime Inc.
Christodoulou Chatzipavlou 223
Hawaii Royal Gardens, Apart. 16
3036 Limassol
Cyprus

       Re: Castor Maritime Inc.
           Registration Statement on Form F-3
           Filed June 10, 2019
           File No. 333-232052

Dear Mr. Panagiotidis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure